ELITE PHARMACEUTICALS, INC.
                               165 LUDLOW AVENUE
                          NORTHVALE, NEW JERSEY 07647


                                                December 9, 2004


VIA EDGAR AND BY TELECOPIER
---------------------------
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 10549

     RE:   Elite Pharmaceuticals, Inc.
           Application for Withdrawal of Registration Statement on Form S-4 File No. 333-101686

Ladies and Gentlemen:

     Elite Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY") pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended, hereby applies for an order granting the immediate withdrawal of its Registration Statement of Form S-4 (File No. 333-101686) together with all exhibits thereto (collectively the "REGISTRATION STATEMENT").

     The Registration Statement was originally filed with the Securities and Exchange Commission on December 6, 2002 in connection with an offering by the Company to sell to its Class A Warrant holders a Class C Warrant in exchange for their Class A Warrants and the payment of $.10 in cash for each share of the Company's Common Stock subject to the Class A Warrants. The Company determined not to sell the Class C Warrants but to issue the Class C Warrants to the holders of the expired Class A Warrants without any consideration; the effect being the revision of the terms of the Class A Warrants to extend their expiration date from November 30, 2002 to November 30, 2005, and reduce their exercise price from $6.00 to $5.00 per share. As there is, and has been, a substantial difference between the exercise price and market price, no exercise of the Warrants has been made.

     If you have any questions regarding the foregoing application for withdrawal, please contact Scott H. Rosenblatt at (212) 209-3040 or Leo Silverstein at (212) 209-3005 of Reitler Brown & Rosenblatt LLC, legal counsel to the Company in connection with the Registration Statement.


Sincerely yours,



/s/ Bernard Berk
------------------------------
Bernard Berk, President and
Chief Executive Officer